                                                                   EXHIBIT 6.05
ART SERVICES Agreement

         This AGREEMENT made as of the 14th day of April, 1999, by and between SHOWSTAR ENTERTAINMENT CORPORATION, a Colorado corporation (the "Company"), and KENNETH JAY LINSNER ("Expert").

WHEREAS, the Company and Expert mutually desire that the Company organize a new division, to be known as ARTSTAR (subject to availability of such name and mark), for the purpose of establishing and operating an Internet website for the marketing and sale of private collections of artworks as well as other types of collectibles and memorabilia and the providing of services (including appraisals, authentication, acquisition and disposal advice, restoration and other related services), education and experiences related to the visual arts;

WHEREAS, the Company and Expert mutually desire that Expert be retained by ARTSTAR and that Expert devote his best efforts and attention to the establishment and successful operation of ARTSTAR;

WHEREAS, the Company and Expert mutually desire that the Company, simultaneously with execution and delivery of this Agreement, enter into a similar agreement with ABRAHAM JOEL ("Joel") to provide similar and related art services to ARTSTAR (Expert and Joel are herein sometimes referred to collectively as the Professional Arts Team ("PT")); and

WHEREAS, the Company and Expert mutually desire to set forth the terms of their intended relationship;

NOW THEREFORE, in consideration of the premises and the terms hereinafter set forth, the parties, intending to be legally bound, agree as follows:

1. Engagement. The Company hereby engages Expert, and Expert hereby agrees to be engaged by the Company, to render, to the best of Expert's ability, independent marketing, advisory and consulting services to the Company upon the terms and conditions hereinafter set forth.

2. Establishment of ARTSTAR. Promptly following execution of this Agreement by the parties, the Company agrees to organize a new division named "ARTSTAR" to be operated for the purposes above described. The Company shall provide to ARTSTAR website development services, catalog software, auction software, site hosting, transaction processing, project management and development and implementation of an Internet marketing campaign.

3. Funding and Management of ARTSTAR. The Company shall provide all funding for the activities of ARTSTAR consistent will operating plans and budgets mutually agreed upon by the Company and Expert, which agreement shall not be unreasonably withheld. In the event that the parties are unable to operate ARTSTAR profitably within twelve (12) months following the Effective Date (as defined in paragraph 10.1 below), the Company shall have no further obligation to fund ARTSTAR except to the extent that the Company may elect in its sole discretion. Management of ARTSTAR shall rest jointly with the Company and the Professional Arts Team, after reasonable consultation among them.

4. Expert's Duties. Expert's duties shall consist primarily of developing and building the business of ARTSTAR, including without limitation the following:

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a.    Providing to ARTSTAR all valuable intellectual property necessary for the running of the website as well as services in support of the website, including, but not limited to, consultation on restoration services, appraisal services, collection management services and development of content for on-line educational purposes and exhibitions;

b. Providing certain services necessary for the support of on-line sales, including, but not limited to, photographs of items to be offered for sale together with machine readable computer disks containing their description and estimated sale values;

c. Assisting in the development of the marketing campaign; and

d. Utilizing Expert's personal industry contacts as needed in the establishment and successful operation of ARTSTAR.

Expert also shall have such other duties as may be reasonably determined from time to time by the Company. Expert agrees to render all such services conscientiously and to devote his best efforts abilities thereto and to ARTSTAR's business and purposes. Expert shall observe all policies and directives reasonably promulgated from time to time by the Company. The parties acknowledge that, as contemplated by paragraph 7.6 below, Expert's services shall be on a non-exclusive basis and that such services shall be performed at such places and at such times as are mutually agreeable to the parties. Except as otherwise contemplated by this Agreement, Expert shall not engage in any activities in conflict with the business and purposes of ARTSTAR or of the Company's other business as from time to time conducted.

5. Positions to be Held by Expert. Beginning on the Effective Date, ARTSTAR shall retain Expert as an independent contract, and Expert shall accept such retention by ARTSTAR, with the title Vice President of ARTSTAR. In addition, commencing on the Effective Date, the Company shall appoint Expert as a new member of its Board of Directors and, during the term of this Agreement, the Company shall use reasonable efforts to cause Expert to be reelected to the Board of Directors.

6. Term of Agreement. Expert shall provide the contemplated services to ARTSTAR for the term described in Section 10 hereof.

7. Compensation. For all services rendered by Expert to ARTSTAR and the Company under this Agreement or otherwise, ARTSTAR shall compensate Expert as follows commencing on the Effective Date:

           7.1. Base Salary. Base salary at the rate of $7,500 per month during the first three (3) months of the term of this Agreement, and thereafter at the rate of $10,000 per month subject, however, to any increase(s) as determined by the Company. Base salary shall be payable no less often than twice each month, on the fifteenth and on the last day of each month, in conformity with the usual salary payment practices of the Company.

           7.2. Restricted Stock Grant. Upon the Effective Date, the Company shall award to Expert Five Hundred Thousand (500,000) shares of the common stock of the Company ("Grant Shares"), which shall vest in and become owned by Expert at the rate of 100,000 shares at the end of each successive three-month period during the term of this Agreement, commencing on the Effective Date, with the result that all 500,000 Grant Shares shall vest in and become owned by Expert after the initial fifteen (15) months of the term of this Agreement. In the event that

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Expert's retention by ARTSTAR hereunder terminates before all Grant Shares are vested, those not vested shall remain the property of the Company and Expert shall have no right, title or interest therein or any claim against same. The foregoing notwithstanding, Expert's right to all Grant Shares shall immediately vest, if Expert is then retained by ARTSTAR hereunder, twenty (20) days before a Change in Control Event, as defined in paragraph 8.4.2 below.

           7.3. Stock Options. In addition to the base salary and Grant Shares set forth above, the Company shall grant to Expert, upon the Effective Date, options to purchase common stock of the Company as follows:

Number of Shares      Exercise Price
250,000               $1.00 per share

Subject to Expert's continuing to be retained by ARTSTAR hereunder, such options shall vest in and become exercisable by Expert at the rate of options on 50,000 shares exercisable at $1.00 per share vesting at the end of each successive six
(6) month period during the term of this Agreement, commencing on the Effective Date. For example, one (1) year after the Effective Date, options on 100,000 shares exercisable at $1.00 per share will have vested. This will result in the options on all 250,000 shares exercisable at $1.00 per share being entirely vest in and becoming exercisable by Expert thirty (30) months after the Effective Date. The foregoing notwithstanding, Expert's right to all of the said options shall vest and all of the said options shall become immediately exercisable, if Expert is then retained by ARTSTAR hereunder, twenty (20) days before a Change in Control Event, as defined in paragraph 8.4.2 below. All of such options, to the extent not exercised, shall expire ten (10) years after the Effective Date. Furthermore, Expert shall be included in the group of senior executives considered for future grants of stock options under stock option plans, if any, in effect for the Company from time to time.

           7.4. Performance Bonus. Expert also shall be entitled to receive a performance bonus in cash, payable within 90 days following the end of each fiscal year of ARTSTAR during the term of this Agreement, equivalent to __________ percent (__%) of the pretax profits of ARTSTAR, if any, during such fiscal year, as reasonably determined by the Company in accordance with generally accepted accounting principles consistently applied.

           7.5. Benefits. Expert shall be entitled to all fringe benefits offered generally to the Company's officers and any other benefit plans established by the Company, subject to the rules and regulations in effect regarding participation in such benefit plans.

           7.6. Old and New Business. The parties acknowledge that Expert heretofore has been engaged in the business of providing art services similar to those here contemplated except that such services have not been offered or provided by means of the Internet. The parties agree that Expert shall continue to conduct his business as heretofore conducted, as well as to provide his services to establish and build ARTSTAR. All services of Expert contracted for prior to the Effective Date ("Old Business") shall be and remain the business of Expert and the Company shall have no interest therein. All business generated by or related to the online business of ARTSTAR shall be the sole business of ARTSTAR and Expert shall have no separate interest therein (except to the extent of his performance bonus described in paragraph
7.4 above). All business of Expert after the Effective Date in his historical art services business as heretofore conducted, other than Old Business, shall be reflected as revenue of ARTSTAR and

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Expert shall be paid the following percentages of such revenues in the following periods of the term of this Agreement:

              Term of Agreement              Percentage Paid Expert
         Effective Date - 3rd month                   80%
         4th month - 6th month                        60%
         7th month - 9th month                        40%
         10th month - 12th month                      20%
         After the 12th month                          0%

Expenses related to such revenues shall be borne by the parties in the same proportion as the revenues are shared pursuant to the above schedule. After the first (1st) year of this Agreement, all of Expert's art services activities shall be provided through ARTSTAR and shall be fully reflected in ARTSTAR's revenue, provided, however, that in the event the Company elects to no longer fund ARTSTAR as permitted by paragraph 3 above, Expert may terminate this Agreement and continue to operate his historical art services business as his separate business.

           7.7. Expenses. The Company shall reimburse Expert for all reasonable business expenses that are deductible by the Company for U.S. federal income tax purposes and were incurred by Expert in connection with the performance of his services hereunder; provided, however, that any such reimbursement in excess of One Thousand U. S. Dollars (US $1,000) shall require the Company's prior written approval. The Company's obligation to reimburse Expert for expenses pursuant to this subparagraph shall be subject to the presentation to the Company by Expert of an itemized account of such expenditures, together with supporting vouchers, receipts or other documentation in accordance with the Company's policies as in effect from time to time.

8.    Non-Competition and Confidentiality.

           8.1. Non-Competition; Small Interests. Except as in provided in paragraph 7.6 above or 10.4 below, during the term of Expert's retention by ARTSTAR and for a period of two (2) years thereafter, Expert shall not, directly or indirectly, be employed by, own, manage, operate, join, control or participate in the ownership, management, operation or control of or be connected in any manner with the fields of business intended for or actually operated in by ARTSTAR. Expert shall be deemed to be connected with a business if such business is carried on by a partnership in which he is a general or limited partner, consultant or employee, or a corporation or association of which he is a shareholder, officer, director, employee, member, consultant or agent; provided, however, that nothing herein shall prevent the purchase or ownership by Expert of shares of less than 2% of the outstanding shares of a publicly or privately held company. Nothing herein shall prevent Expert from continuing to conduct his historical art services business, except in connection with doing so online or on the Internet.

           8.2. No Solicitation. Commencing as of the Effective Date and continuing until two years after the termination of Expert's retention by ARTSTAR, Expert shall not solicit the employment or services of personnel employed by the Company or by any direct or indirect parent or subsidiary of the Company. Nothing herein shall prevent Expert from continuing to retain or employ personnel in connection with his historical art services business, except in connection with doing so online or on the Internet.

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           8.3. Non-Disclosure. Expert agrees that he will not, except to the Company, its subsidiaries and affiliates, communicate or divulge to any person, firm or corporation, directly or indirectly, any confidential or proprietary information relating to the business, customers and suppliers or other affairs of the Company, its parents, subsidiaries and their affiliates. Without limiting the foregoing, all information concerning procedures and strategy of the Company, its subsidiaries and parents shall be deemed confidential and proprietary information. Nothing herein shall prevent Expert from continuing to conduct his historical art services business, except in connection with doing so online or on the Internet.

           8.4. Change in Control.

           8.4.1. Expert acknowledges that Expert's agreement herein not to compete is essential to the Company and that the Company would not enter into this Agreement if Expert did not so agree. Expert shall have no obligation under paragraph 8.1, however, if (i) he leaves his relationship with the Company following a Change in Control Event, as defined below, (ii) if the Company terminates this Agreement without cause, or (iii) Expert terminates this Agreement with Cause.

           8.4.2. For purposes of this Agreement, a "Change in Control Event" shall mean (i) the sale of all or substantially all of the Company's assets or
(ii) any transaction or series of related transactions (including without limitation any reorganization, merger or consolidation) which results to the shareholders of the Company (or, if the Company is at least 80% owned by another entity, the shareholders of the Company's ultimate parent entity, as defined below) immediately prior to such transaction holding, following such transaction, less than fifty percent (50%) of the voting power of the surviving or continuing entity. "Ultimate parent entity" means that entity which directly, or through one or more other entities, owns eighty percent (80%) or more of the Company's voting power.

9. Equitable Relief. Expert acknowledges that a breach by him of the provisions of Section 8 of this Agreement will cause the Company irreparable harm and that the damages to the Company arising therefrom will not be determinable. Therefore, Expert agrees that in the event of a breach by Expert of the terms of Section 8 hereof, the Company shall be entitled, in addition to any and all other remedies available to it at law or in equity, to injunctive and other mandatory relief without the need to prove damages, and Expert consents to such relief in such an event.

10. Term and Termination.

           10.1. This Agreement shall become effective on the date it is executed by both parties (the "Effective Date"). Unless otherwise terminated as provided in this section 10, the term of this Agreement shall expire on December 31, 2002, provided, however, that the term of this Agreement shall thereafter automatically renew for successive one-year periods unless either party gives notice to the other party of non-renewal no later that October 31st in any calendar year of this Agreement after 2001. Any such notice of non-renewal shall be deemed a termination without cause for purposes hereof.

           10.2. The provisions of paragraph 10.1 notwithstanding, this Agreement shall terminate upon the occurrence of any one or more of the following:

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                a. Death of Expert;

                b. Inability of Expert to perform his duties for a period of 60 consecutive days due to sickness, disability or any other cause, unless
Expert is granted a leave of absence by the Company; or

                c. For cause as provided in sections 11.1 or 11.2 or 11.3.

           10.3. Termination with Cause by the Company, Etc. Expert shall be entitled to compensation earned through the date of termination if termination is with cause by the Company, without cause by Expert or because of Expert's death or disability as provided in sections 7.2(a) or (b).

           10.4 Termination without Cause by the Company. In the event the Company elects to terminate Expert without cause during the term of this Agreement, Expert shall vest in all stock options due to vest pursuant to paragraph 7.3 hereof at the end of the quarter during which notice of termination is given to Expert by the Company plus those scheduled to vest at the end of the one (1) next succeeding quarter. In addition, Expert shall be entitled to base salary compensation equal to six (6) months' of base salary, as severance, from the date of termination without cause. Further, the period of non-competition and no solicitation under Section 8 shall be reduced to one (1) in the event of termination of Expert by the Company without cause. However, termination of Expert without cause under this subparagraph in the final six (6) months of the term of this Agreement shall entitle Expert to base salary, as severance, equal to the amount remaining during the term of this Agreement. Termination without cause by the Company must be preceded by a minimum of a sixty (60) days' prior written notice of such termination to Expert.

           10.5 Resignation by Expert. In the event Expert elects to terminate his relationship with the Company without cause by resigning, or otherwise, Expert shall be entitled to no further base salary, Grant Shares or stock options not theretofore vested as of and from the date of such termination. Furthermore, termination without cause by Expert must be preceded by a minimum of a sixty (60) days' prior written notice of such termination to the Company.

           10.6. Continuing Effect. Despite termination of this Agreement, and irrespective of whether such termination has been effected with or without cause by either Company or Expert, such termination shall not affect the continuing enforceability of those provisions hereof that are by intended to apply after the termination hereof, including without limitation those contained in sections 8 and 9.

11. Cause and Breach.

           11.1. Where reference is made in this Agreement to termination by the Company with or without cause, "cause" shall mean cause resulting from actions or inactions of Expert and is limited to the following:

                (a) Repeated failure or refusal to carry out the reasonable directions of the Company, provided such directions are consistent with the duties and obligations herein set forth to be performed by Expert;

                (b) Willful violation of a state or federal law involving the commission of (1) a crime against the Company materially adversely affecting the Company or

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(2) a felony of any kind; or

                (c) Expert's medically confirmed misuse or abuse of alcohol or use of any controlled substance; or

                (d) Any material breach by Expert of this Agreement or the falsity of any material representation or warranty of Expert herein not corrected as provided in paragraph 11.3 hereof.

           11.2. Where reference is made in this Agreement to termination being by Expert with or without cause, "cause" shall mean any breach of this Agreement by the Company not corrected as provided in paragraph 11.3 hereof.

           11.3. Whenever a breach of this Agreement by either party is relied upon as a justification for any action taken by the other party pursuant to any provision of this Agreement (including without limitation termination hereof), before such action is taken, the party asserting the breach shall give the other party written notice of the existence and nature of the breach and such other party shall have the opportunity to correct such breach during the thirty-day period following such notice. If such cure is effected, then any such breach shall not be a basis for the party intending to rely thereon.

12. Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be given by personal delivery or by registered or certified mail, return receipt requested, addressed as follows:

         If to Expert:                      Kenneth Jay Lisner
                                            90 Eagle Valley Road
                                            Sloatsburg, NY  10974

                     With a copy to:        Sunitha Ramaiah, Esq.
                                            11 Harrison Street PH
                                            New York, NY  10013

         If to the Company:                 Showstar Entertainment Corporation
                                            300 - 555 West Georgia Street
                                            Vancouver, British Columbia
                                            Canada  V6B 1Z5

                     With a copy to:        James F. Biagi, Jr., Esq.
                                            Monahan & Biagi P.L.L.C.
                                            701 Fifth Avenue - Suite 5701
                                            Seattle, WA 98104-7003

or to such other address as the party to receive the notice or other communication shall have designated by notice to the other hereunder. The date any such notice or other communication shall be deemed hereunder to have been given shall be five (5) days after the date that it is deposited in the mails, with proper postage prepaid, or when delivered personally by hand, courier or otherwise.

13.       Assignment.

           13.1. Except as provided in paragraph 13.2 hereof, the rights of either party shall not be assigned or transferred, whether voluntarily or by operation of law or otherwise, without the other party's prior written consent, nor shall the duties of either party be delegated in whole or in part, whether

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voluntarily or by operation of law or otherwise, without the other party's prior written consent. Any attempted assignment, transfer or delegation shall be of no force or effect unless so consented to in writing.

           13.2. Notwithstanding paragraph 13.1 hereof, the Company may assign or delegate all or any part of its rights or obligations under this Agreement to a direct or indirect subsidiary or direct or indirect parent or to any entity owned by such a subsidiary or parent, or by merger, consolidation, sale or transfer of all or substantially all of the Company's assets, provided that any resulting assignee or transferee agrees in writing to succeed to the obligations of the Company hereunder. All references to the Company herein shall include any such permitted assignee, transferee or successor of the Company.

14. Prior Obligations. Expert represents and warrants to the Company that he can enter into this Agreement and perform his obligations hereunder without violating any contractual commitment to any other person, and Experts covenants that in the performance of his duties under this Agreement he will not use or divulge any information of any person he is lawfully required to maintain in confidence.

15. Preparation of Agreement. Expert acknowledges that this Agreement was prepared by attorneys representing the Company. This Agreement will have tax and other consequences to Expert. Expert acknowledges that he has been advised by the Company to consult with an attorney, tax advisor and other experts of his choice before entering into this Agreement and he has done so. Expert further acknowledges that he has not relied upon any legal or tax advice of the Company or the Company's attorney in connection with this Agreement.

16. Miscellaneous.

           16.1. Waiver. No delay or failure by a party to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that or any other right, unless otherwise expressly set forth in a writing signed by such party. No consent or waiver, express or implied, by any Venturer to or of any breach or default by another Venturer in the performance by the other of its or his obligations hereunder shall be effective unless made in a writing duly executed by the Venturer giving or making such consent or waiver. No such consent or waiver shall be deemed or construed to be consent or waiver to or of any other breach or default in the performance by such other party of the same or any other obligation of such Venturer.

           16.2. Amendments. To be effective, all changes, additions and other amendments to this Agreement must be set forth in a writing signed by the party to be charged, and no oral changes, additions or other amendments hereto shall be binding upon either party.

           16.3. Integration. This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof and supersedes and cancels all other prior agreements, understandings, representations, warranties, inducements or other matters in connection with such subject matter.

           16.4. Severability; Blue Pencil. The unenforceability or invalidity of any provision of this Agreement in a particular case shall not render unenforceable or invalid in such case any other provision hereof or such provision in any other case. If any one or more of the provisions of this Agreement shall for any reason be deemed excessive as to duration, scope, activity or subject or shall be otherwise unenforceable, such provision(s) shall be construed or recast so as to enforce the intent of the parties as herein set forth to the greatest extent permitted by applicable law.

           16.5. Headings. The headings and titles in this Agreement are for purposes of convenience of reference only and shall not in any way affect the meaning, interpretation or enforcement of this Agreement.

           16.6. Governing Law. This Agreement shall be governed by the laws of the State of Washington as in effect for contracts made and to be performed in the State of Washington. The parties hereby submit to the jurisdiction of the courts of, and the federal courts located in, the State of Washington for all purposes related to this Agreement and the relationship between the parties, and such courts shall have exclusive jurisdiction and venue of the subject matter hereof and thereof.

           16.7. Nature of Relationship. The relationship of the parties shall be only that of independent contractors. The parties do not intend to have the relationship of employer-employee or of partners and neither party shall hold itself out as having any such or similar relationship with the other party, provided, however, that commencing one (1) year after the Effective Date, the relationship of the parties shall be that of employer and employee.

           16.8. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                             COMPANY:

EXPERT:                                      SHOWSTAR ENTERTAINMENT
                                             CORPORATION


/s/                                       By: /s/
------------------------------                ------------------------------
Kenneth Jay Liner                                   John Punzo
                                                    Chairman and
                                                    Chief Executive Officer